UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM 11-K

(Mark One)

         [X]      ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                                       or

         [  ]     TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

               For the Transition Period from _______ to ________

                         Commission file number 33-53542

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Unit Corporation Employees' Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Unit Corporation
                          7130 South Lewis, Suite 1000
                              Tulsa, Oklahoma 74136

                     Unit Corporation Employees' Thrift Plan

                                    Index to

                 Financial Statements and Supplemental Schedules

Report of Independent Registered Public Accounting Firm....................1

Financial Statements.......................................................2

   Statements of Net Assets Available For Benefits at
     December 31, 2003 and 2002............................................2

   Statements of Changes in Net Assets Available For Benefits
     for the year ended December 31, 2003 and 2002.........................3

   Notes to Financial Statements...........................................4

Supplemental Schedules*....................................................9

   Schedule H, line 4i, Schedule of Assets (Held at End of Year)...........9

   Schedule H, line 4j, Schedule of Reportable Transactions
     for the year ended December 31, 2003.................................10






* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
Unit Corporation Employees' Thrift Plan

     In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Unit Corporation Employees' Thrift Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the Standards of the Public Company Accounting Oversight Board (United States), whose standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP


Tulsa, Oklahoma
October 7,  2004

UNIT CORPORATION EMPLOYEES' THRIFT PLAN
Financial Statements
Statements of Net Assets Available For Benefits at December 31, 2003 and 2002


                                                        December 31,
                                            ------------------------------------
                                                  2003                2002
                                            ----------------    ----------------
Assets
Investments (Notes 2 and 4)
    Registered Mutual Funds                 $    15,635,877     $    11,689,278
    Common stock of Unit Corporation              9,553,370           6,634,924
                                            ----------------    ----------------
            Total investments                    25,189,247          18,324,202
                                            ----------------    ----------------
Receivables
    Employer's contribution                       1,409,836           1,079,329
    Employees' contribution                          62,451              48,605
    Accrued interest and dividends                    6,722               7,289
    Due from brokers                                 30,862                 539
                                            ----------------    ----------------
            Total receivables                     1,509,871           1,135,762
                                            ----------------    ----------------
Total Assets                                     26,699,118          19,459,964
                                            ----------------    ----------------

Liabilities
Payable to broker                                   (89,303)            (25,275)
Payable to trustee                                  (31,374)                ---
                                            ----------------    ----------------
Total liabilities                                  (120,677)            (25,275)
                                            ----------------    ----------------
            Net assets available for
              plan benefits                 $    26,578,441     $    19,434,689
                                            ================    ================


    The accompanying notes are an integral part of these financial statements

UNIT CORPORATION EMPLOYEES' THRIFT PLAN
Statements of Changes in Net Assets Available For Benefits for the Years ended December 31, 2003 and 2002

                                                   Years Ended December 31,
                                            ------------------------------------
                                                  2003                2002
                                            ----------------    ----------------

Additions
Investment income
    Interest and dividend income            $       156,802     $       162,866
    Net appreciation  in fair
      value of investments                        4,138,721           1,820,769
                                            ----------------    ----------------
                                                  4,295,523           1,983,635
Contributions
    Employer                                      1,407,464           1,080,119
    Employee                                      1,996,588           1,548,605
    Rollovers                                       220,939              20,354
    Transfers in (Note 1)                               360             334,197
                                             ---------------    ----------------
            Total additions                       7,920,874           4,966,910
                                             ---------------    ----------------
Deductions
Distributions                                      (777,122)         (1,557,821)
                                             ---------------    ----------------
            Net increase                          7,143,752           3,409,089
Net assets available for plan benefits
Beginning of the year                            19,434,689          16,025,600
                                             ---------------    ----------------
End of the year                              $   26,578,441     $    19,434,689
                                             ===============    ================













    The accompanying notes are an integral part of these financial statements

UNIT CORPORATION EMPLOYEES' THRIFT PLAN
Notes to Financial Statements

1.   Description of Plan

     The following description of the Unit Corporation Employees' Thrift Plan (the "Plan"), formerly Unit Drilling and Exploration Company Employees' Thrift Plan, provides only general information. Participants should refer to the Plan for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan covering all eligible employees of Unit Corporation (the "Company"), the Plan sponsor. Bank of Oklahoma, N.A. serves as trustee for the Plan under a trust agreement dated August 1, 1985. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended ("ERISA").

     The Plan allows participation on the first day of any service month immediately following completion of the attainment of age 21 and three months of service.

     Contributions

     Effective January 1, 2002, the Plan allows participants to contribute up to 100% of their total monthly compensation (including overtime pay, bonuses and other extraordinary compensation), as increased from 19% prior to January 1, 2002.

     The Company may contribute to the Plan a specified percentage of participant contributions determined by the Company's Board of Directors, limited to 6% of participant compensation. The Company may also contribute an additional amount from its net profits and accumulated net profits as determined by the Board of Directors from time to time. The Company contribution for the Plan year 2003 was $1,407,464, which was 100% of participating employees first 6% of contributions. The Company contribution for the Plan year 2002 was $1,080,119, which was 100% of participating employees' first 6% of contributions.

     Transfers In

     Effective December 13, 2002, the Cactus Drilling Company 401(k) Plan for Hourly Employees and the Cactus Drilling Company 401(k) Plan for Salary Employees was merged into the Unit Corporation Employees' Thrift Plan, which resulted in $334,197 in assets transferred into the Plan during 2002.

     Participants' Accounts

     Each participant's account is credited with the participant's contribution, the Company's contribution, if any, and Plan earnings. Plan earnings are allocated based on account balances as of the preceding valuation date, plus the proportionate allocation of contributions received since the previous valuation date.

     Vesting, Payment of Benefits and Forfeitures

     Participants are immediately vested in their own contributions plus actual earnings thereon. Participants are also fully vested in amounts previously transferred from the Unit Drilling and Exploration Company Employee Stock Ownership Plan. Vesting of the Company's contribution and related earnings is based on years of employee service or the attainment of normal retirement age for Company contributions made before 1999 and are as follows:

          Vesting Service                           Nonforfeitable
                                                    Percentage
          Less than 2 years                         0%
          2 years but less than 3 years             20%
          3 years but less than 4 years             40%
          4 years but less than 5 years             60%
          5 years but less than 6 years             80%
          6 years or more                           100%

     In 1999, the Company began matching under the IRS Safe Harbor rules which require these contributions to be immediately 100 percent vested.

     Normal retirement age is 65. Participants may generally elect the form of payment from several options, including a lump sum payment, installment payments over a specified number of years not to exceed the participant's remaining life expectancy, or by transferring to another plan which is qualified under Section 401(c) of the Internal Revenue Code.

     The participant's account balance is retained in the Plan until the participant requests a payment due to death, disability or retirement. At the Plan administrative committee's discretion and with the terminated participant's consent, payment of such vested benefits may be made at an earlier date. Participants forfeit the nonvested portion of their account upon distribution of vested benefits. Forfeited non-vested amounts, which were not significant in 2003 or 2002, reduce the amount of employer matching contributions for the Plan year in which participants receive a distribution of their entire vested account.

     Withdrawals

     Participants may withdraw their salary reduction contributions only upon termination, attainment of age 59-1/2 or normal retirement age, or a limited hardship ruling which has been authorized by the Plan administrative committee. The vested portion of Company contributions may be withdrawn only upon termination of employment or attainment of age 59-1/2 if 100 percent vested.

     Investment Options

     The Plan provides for the participant contributions to be invested at the election of the participant into any combination of the following options:

     American Performance Cash Management Fund

     The American Performance Cash Management Fund seeks current income with liquidity and stability of principal by investing in U.S. dollar denominated, high-quality short-term debt and other short-term obligations of high quality.

     American Performance Equity Fund

     American Performance Equity Fund seeks growth of capital and, secondarily, income. The fund normally invests at least 70% of assets in a diversified portfolio of common stocks and convertible securities.

     American Performance Balanced Fund

     American Performance Balanced Fund seeks current income; long-term capital growth is secondary. The fund invests in both equities and debt securities, but it maintains at least 25% of assets in fixed-income securities.

     PIMCO Total Return Fund

     The PIMCO Total Return Fund is a high quality, well-diversified, intermediate maturity portfolio that seeks to maintain the value of original investments and to prudently maximize investments earnings.

     Dodge & Cox Balanced Fund

     The Dodge & Cox Balanced Fund seeks conservation of principal and long-term growth of principal of income by investing in a diversified portfolio of common stocks, preferred stocks, and fixed income securities.

     PIMCO Capital Appreciation Fund

     The PIMCO Capital Appreciation Fund seeks capital growth by primarily investing in common stocks of companies with capitalizations of at least $100 million.

     Neuberger & Berman Partners Trust Fund

     The Neuberger & Berman Partners Trust Fund seeks capital growth by investing in preferred stocks, convertible securities, and debt securities.

     Neuberger & Berman Genesis Trust Fund

     The Neuberger & Berman Genesis Trust Fund seeks capital appreciation by primarily investing in common stocks of companies with market capitalizations less than $1.5 billion.

     Fidelity Advisors Mid Cap Fund

     Fidelity Advisor Mid Cap Fund seeks long-term growth capital. The fund normally invests at least 65% of assets in companies with medium market capitalizations.

     Janus Fund

     Janus Fund seeks long-term capital growth consistent with preservation of capital. The fund invests primarily in common stocks of larger, more-established companies, though it may invest in a large number of issuers of any size.

     T. Rowe Price New Horizons Fund

     T. Rowe Price New Horizons Fund seeks capital appreciation; current income is not a factor. The fund invests primarily in common stocks of small, rapidly growing companies.

     Vanguard 500 Index Fund

     Vanguard 500 Index Fund seeks investment results that correspond with the price and yield performance of the S&P 500 Index.

     Vanguard Fixed Income Security Fund

     Vanguard Long-Term Corporate Bond Fund seeks current income consistent with maintenance of principal and liquidity.

     Common Stock of Unit Corporation

     The Unit Corporation common stock fund includes contributions from the Company and participants. Participant contributions are directed solely by the participants. Contributions from the Company are directed by the Company. Once the common stock has been contributed to the Plan the participants may sell the common stock and allocate the proceeds to other funds in the Plan. All other funds are participant directed.

2.   Summary of Significant Accounting Policies

     Basis of Presentation

     The financial statements of the Plan are presented on the accrual basis of accounting.

     Investment Valuation

     Investments in Unit Corporation Common Stock are stated at current market value as established by quoted market prices in an active market. All other investments, which are registered open-ended mutual funds, are also stated at current market value.

     The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Income Recognition

     Purchases and sales of securities are recorded on a settlement date basis which is not materially different from using a trade date basis. Interest and dividend income and contributions are recorded on an accrual basis.

     Administrative Expenses

     The costs of administering the Plan are borne by the Company and are not reflected in the statements included herein. Such costs totaled approximately $27,000 and $22,000 for the years ended December 31, 2003 and 2002, respectively.

     Payments of Benefits

     Distributions are recorded when paid to participants.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.   Plan Termination

     Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become fully vested in their accounts.

4.   Investments

     All investments were held on behalf of the Plan by the trustee under a trust agreement dated August 1, 1985. Investments held by the Plan representing 5% or more of the Plan's net assets are as follows:

                                                                       Fair
                                                    Shares            Value
     December 31, 2003
     Registered mutual funds
         American Performance Cash
           Management Fund                          3,943,679    $    3,943,679
         PIMCO Total Return Fund                      147,349         1,578,111
         Dodge & Cox Balanced Fund                     42,178         3,080,646
         PIMCO Cap Appreciation Fund                  158,940         2,525,557
         Neuberger & Berman Genesis Trust Fund         69,585         2,576,739
     Common stock of Unit Corporation                 405,663         9,553,370

     December 31, 2002
     Registered mutual funds
         American Performance Cash
           Management Fund                          3,705,979    $    3,705,981
         PIMCO Total Return Fund                      133,535         1,424,823
         Dodge & Cox Balanced Fund                     43,068         2,616,396
         PIMCO Cap Appreciation Fund                  143,091         1,794,356
         Neuberger & Berman Genesis Trust Fund         55,809         1,570,458
     Common stock of Unit Corporation                 357,678         6,634,924




5.   Nonparticipant-Directed Investments

     The following tables set forth information related to the Unit Corporation common stock fund's assets available for benefits as of December 31, 2003 and 2002 and the changes in such assets for the years then ended.



                                                     2003              2002
                                               ---------------   ---------------

           Net assets
           Unit Corporation common stock       $    9,553,370    $    6,634,924
           Employer's contribution receivable       1,409,836         1,079,329
           Employees' contribution receivable          13,350            16,753
                                               ---------------   ---------------
                                               $   10,976,556    $    7,731,006
                                               ===============   ===============

                                                     2003              2002
                                               ---------------   ---------------

           Changes in net assets
           Contributions                       $    1,841,384    $    1,473,961
           Net appreciation                         2,229,910         2,726,798
           Distributions                             (378,033)         (453,663)
           Transfers                                 (447,711)       (2,522,688)
                                               ---------------   ---------------
                                               $    3,245,550    $    1,224,408
                                               ===============   ===============


6.   Income Tax Status

     A favorable determination of the qualification of the Plan under Section 401 of the Internal Revenue Code and the tax exempt status of the Trust under Section 501 was received from the Internal Revenue Service in August 2001 covering amendments to the Plan subsequent to its previous determination letter obtained in June 1998. There have been amendments since the August 2001 determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   Risks and Uncertainties

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

8.   Benefits Due to Participants

     At December 31, 2003 and 2002, there were no benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid.

9.   Party-In-Interest

     Certain Plan investments are shares of Unit Corporation common stock. These transactions represent investments in the Company and, therefore, qualify as party-in-interest. The fair value of this investment totaled $9,553,370 and $6,634,924 at December 31, 2003 and 2002, respectively.

10.  Subsequent Event

     Effective June 25, 2004, the Serdrilco, Inc. 401(k) Savings Plan was merged into the Unit Corporation Employees' Thrift Plan, which resulted in approximately $1.9 million in assets being transferred into the Plan.

UNIT CORPORATION EMPLOYEES' THRIFT PLAN
Supplemental Schedules


Schedule H, line 4i, Schedule of Assets (Held at End of Year)
December 31, 2003


        Identity of Issuer and                                         Current
       Description of Investment              Shares       Cost         Value

Registered mutual funds
    American Performance Cash
      Management Fund                       3,943,679  $ 3,943,679  $ 3,943,679
    American Performance Equity Fund           14,533      111,961      114,378
    American Performance Balanced Fund          2,319       25,824       28,683
    PIMCO Total Return Fund                   147,349    1,566,622    1,578,111
    Dodge & Cox Balanced Fund                  42,178    2,762,194    3,080,646
    PIMCO Cap Appreciation Fund               158,940    2,985,866    2,525,557
    Neuberger & Berman Partners Trust Fund     26,711      403,798      435,926
    Neuberger & Berman Genesis Trust Fund      69,585    2,026,398    2,576,739
    Fidelity Advisors Mid Cap Fund             12,896      232,612      289,008
    Janus Fund                                  8,463      174,808      198,625
    T. Rowe Price New Horizons Fund             9,748      206,484      241,752
    Vanguard 500 Index Fund                     2,143      185,316      220,053
    Vanguard Fixed Income Security Fund        42,183      391,595      391,039
Common stock of Unit Corporation *            405,663    5,160,179    9,553,370
Participant loans (maturing 8/30/04 -
  10/12/07, interest rates of 5.28% -
  9%)                                                          ---       11,681
                                                       ------------ ------------
                                                       $20,177,336  $25,189,247
                                                       ============ ============

* - Represents investments which qualify as party-in-interest.

UNIT CORPORATION EMPLOYEES' THRIFT PLAN


Schedule H, line 4j, Schedule of Reportable Transactions for the year ended December 31, 2003

           Identity
Number     of Party
  of       Involved/                                      CV of Asset
Trans-    Description  Purchase    Selling      Cost of    on Date of    Gain
actions    of Assets     Price      Price        Asset    Transaction   (Loss)

Series
273      BOSC Inc./   $      ---  $1,884,016  $1,069,501  $1,884,016   $814,515
         Unit
         Corporation
         Common Stock

177      BOSC Inc./   $1,525,665  $      ---  $1,525,665  $1,525,665   $    ---
         Unit
         Corporation
         Common Stock






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                     UNIT CORPORATION EMPLOYEES' THRIFT PLAN




Unit Corporation as Administrator of the Plan


By:  /s/ Mark E. Schell                            Date: October 14, 2004
---------------------------------
Mark E. Schell
Senior Vice President, General Counsel and
Secretary

                                  EXHIBIT INDEX


     Exhibit Number    Exhibit

     23.1              Consent of Independent Registered Public Accounting Firm















































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